UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMERICAN POWER GROUP CORPORATION
(Exact name of Registrant as Specified in its Charter)

Delaware	1-13776	71-0724248
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

7 Kimball Lane, Building A, Lynnfield, MA                     01940
(Address of Principal Executive Offices)                    (Zip Code)

Charles E. Coppa, Chief Financial Officer (781) 224-2411
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒  Rule 13p-1 under the Security Exchange Act (17 CFR 240-13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01. Conflict Minerals Disclosure Report

American Power Group Corporation (“we”, “us” or “our”) has evaluated our products and we have determined that tantalum, tin, tungsten and gold, collectively “conflict minerals,” as defined by the United States Securities and Exchange Commission, are necessary to the functionality or production of our products.
We assemble our products from of parts and materials purchased from numerous suppliers. We exercised due diligence regarding the source and chain of custody of our conflict minerals by conducting a supply-chain survey and/or making inquiries with direct suppliers of materials containing or potentially containing conflict minerals. We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals in our products or to identify the facilities used to process those conflict minerals. We are therefore unable, after exercising our due diligence, to determine whether our products contain conflict minerals that may have originated from the Democratic Republic of the Congo or an adjoining country (the “DRC”). As such, our products produced in the calendar year 2013 are DRC Conflict Undeterminable.

A copy of our Conflict Minerals Report for the reporting period January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is also available at our website www.americanpowergroupinc.com under the heading “Investors - Governance and SEC Filings.”

Item 1.02. Exhibit

A copy of our Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is provided as Exhibit 1.02 hereto

Section 2 Exhibits

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERICAN POWER GROUP CORPORATION

By: /s/ Charles E. Coppa
Charles E. Coppa
Chief Financial Officer

Date: August 22, 2014